Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report – July to September 2022

Mumbai, October 4, 2022: Reproduced herein below is the report on production, domestic sales and exports of the Company, which will be released to the Society of Indian Automobile Manufacturers (SIAM), the contents of which are self-explanatory.

Quarterly Report on Production, Domestic Sales & Export for July - September 2022

Category	Vehicle Model	Production		Domestic Sales		Exports
		JUL - SEPT 2021	JUL - SEPT 2022	JUL - SEPT 2021	JUL - SEPT 2022	JUL - SEPT 2021	JUL - SEPT 2022
Micro	NANO	0	0	0	0	0	0
Compact	ZEST,BOLT, TIAGO, TIGOR, ALTROZ	37463	52075	41116	48787	204	45
UVC	NEXON, PUNCH	29377	79650	29504	79082	211	478
UV2	SAFARI, HARRIER, SUMO	13295	15393	13313	14456	35	3
UV3	HEXA	0	0	0	0	0	0
V1	MAGIC EXPRESS	687	1462	631	1468	0	35
V2	MAGIC, MAGIC IRIS	39	10	0	52	0	0
N1- A1	ACE, ACE EX, ACE Zip	33111	28210	27122	28625	1449	1419
N1- A2	Yodha, Super Ace, Intra, Ace Mega, Xenon, 207DI	16203	17054	14895	16143	1893	1915
M2- A1	Buses Fully Built, Buses Chassis	538	1093	826	1260	8	49
M2- A2	Buses Fully Built, Buses Chassis	280	1447	55	2258	0	21
N2- A1	Tippers, Haulage	2267	2339	2673	1966	381	278
N2- A2	Tippers, Haulage	3334	4855	2182	3105	362	364
N2- A3	Tippers, Haulage	1060	2197	575	785	321	237
N2- A4	Tippers, Haulage	3958	3416	4056	3218	348	411

Category	Vehicle Model	Production		Domestic Sales		Exports
		JUL - SEPT 2021	JUL - SEPT 2022	JUL - SEPT 2021	JUL - SEPT 2022	JUL - SEPT 2021	JUL - SEPT 2022
M3-A1	Buses Fully Built, Buses Chassis	96	340	0	0	0	0
M3- A2	Buses Fully Built, Buses Chassis	41	139	256	0	176	106
M3-B1	Buses Fully Built, Buses Chassis	3	0	0	0	0	0
M3- B2	Buses Fully Built, Buses Chassis	379	989	185	745	192	229
M3-C1	Buses Fully Built, Buses Chassis	14	11	0	0	0	0
M3- C2	Buses Fully Built, Buses Chassis	737	912	216	1221	480	0
M3-D1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- D2	Buses Fully Built, Buses Chassis	0	61	179	505	0	0
M3-E1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3-E2	Buses Fully Built, Buses Chassis	0	0	8	102	0	0
M3-F1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- F2	Buses Fully Built, Buses Chassis	0	0	404	429	0	364
M3-G1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
N3- A1	Tippers, Haulage	5563	4926	554	401	59	18
N3- A2	Tippers, Haulage	0	0	3544	4064	1187	693
N3- A3	Tippers, Haulage	0	0	68	186	0	7
N3- B1(a)	Tippers, Haulage	4506	3422	3286	3005	1048	411
N3- B1(b)	Tippers, Haulage	12807	15833	4946	4948	495	75
N3- B1(c)	Tippers, Haulage	0	0	1997	2877	37	18
N3- B1(d)	Tippers, Haulage	0	0	1699	1913	0	20
N3- B1(e)	Tippers, Haulage	0	0	3805	6627	30	15

Category	Vehicle Model	Production		Domestic Sales		Exports
		JUL - SEPT 2021	JUL - SEPT 2022	JUL - SEPT 2021	JUL - SEPT 2022	JUL - SEPT 2021	JUL - SEPT 2022
N3- B2(a)	Tractors with suitable Trailers	0	0	0	0	0	0
N3- B2(b)	Tractors with suitable Trailers	1	0	500	905	0	0
N3- B2(c)	Tractors with suitable Trailers	613	902	343	345	179	59
N3- B2(d)	Tractors with suitable Trailers	3915	6858	3221	6612	16	27

Note: The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

This is for the information of the exchange and the members.

-	Ends -

About Tata Motors

Part of the USD 109 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 34 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia, supported by a strong global network of 86 consolidated subsidiaries, 2 joint operations, 4 joint ventures and 11 equity-accounted associates, including their subsidiaries, in respect of which we exercise significant influence as at March 31, 2022, Tata Motors’ commercial and passenger vehicles are marketed in countries, spread across Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.